UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								May 15, 2006

Via Facsimile (713) 759-2649 and U.S. Mail

David J. Lesar
President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas  77010

	Re:	Halliburton Company
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 1, 2005
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 13, 2005
      Response Letter Dated February 8, 2006
      File No. 001-03492

Dear Mr. Lesar:

      We reviewed your response letter dated February 8, 2006 and have the following comments. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement in your Forms 10-K that, after fulfilling your current contractual obligations within Iran, you intend to cease operations within that country and to withdraw from further activities there. We also note several media reports of an announcement by Mr. Lesar during the fourth quarter 2005 conference call that you will return to Iran if sanctions are lifted or if more of your customers enter that market. Advise us of your current commitments associated with Iran, including the length of time you are obligated to maintain contacts in or with Iran, and briefly explain the factors you will consider when determining whether to return to Iran.

2. Please address the materiality of your contacts with Iran in light of its status as a country identified by the State Department as a state sponsor of terrorism. Your response should describe your current, historical and anticipated operations in, and contacts with,
Iran, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Also, please discuss whether those contacts constitute a material investment risk for your security holders.

3. In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Iran. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran.

4. Your responses to comments two and three should also address the materiality of contacts with Iran and Syria in the aggregate.


      Please file your response letter on EDGAR.  Please contact
James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
David J. Lesar
Halliburton
May 15, 2006
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